FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For August 5, 2011

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Appendix 1

Income statement reconciliations

Appendix 1 Income statement reconciliations

	Quarter ended
	30 June 2011			31 March 2011			30 June 2010
	Managed	Reallocation of one-off items	Statutory	Managed	Reallocation of one-off items	Statutory	Managed	Reallocation of one-off items	Statutory
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Interest receivable	5,410	(6)	5,404	5,402	(1)	5,401	5,884	4	5,888
Interest payable	(2,177)	-	(2,177)	(2,100)	-	(2,100)	(2,200)	(12)	(2,212)

Net interest income	3,233	(6)	3,227	3,302	(1)	3,301	3,684	(8)	3,676

Fees and commissions receivable	1,700	-	1,700	1,642	-	1,642	2,046	7	2,053
Fees and commissions payable	(323)	-	(323)	(260)	-	(260)	(579)	-	(579)
Income from trading activities	1,204	(57)	1,147	1,490	(655)	835	1,502	608	2,110
Gain on redemption of own debt	-	255	255	-	-	-	-	553	553
Other operating income (excluding insurance premium income)	863	279	1,142	710	(319)	391	232	114	346
Insurance net premium income	1,090	-	1,090	1,149	-	1,149	1,278	-	1,278

Non-interest income	4,534	477	5,011	4,731	(974)	3,757	4,479	1,282	5,761

Total income	7,767	471	8,238	8,033	(975)	7,058	8,163	1,274	9,437

Staff costs	(2,099)	(111)	(2,210)	(2,320)	(79)	(2,399)	(2,178)	(187)	(2,365)
Premises and equipment	(563)	(39)	(602)	(556)	(15)	(571)	(516)	(31)	(547)
Other administrative expenses	(834)	(918)	(1,752)	(865)	(56)	(921)	(974)	(48)	(1,022)
Depreciation and amortisation	(396)	(57)	(453)	(380)	(44)	(424)	(435)	(84)	(519)

Operating expenses	(3,892)	(1,125)	(5,017)	(4,121)	(194)	(4,315)	(4,103)	(350)	(4,453)

Profit before other operating charges	3,875	(654)	3,221	3,912	(1,169)	2,743	4,060	924	4,984
Insurance net claims	(793)	-	(793)	(912)	-	(912)	(1,323)	-	(1,323)

Operating profit before impairment losses	3,082	(654)	2,428	3,000	(1,169)	1,831	2,737	924	3,661
Impairment losses	(2,264)	(842)	(3,106)	(1,947)	-	(1,947)	(2,487)	-	(2,487)

Operating profit/(loss)	818	(1,496)	(678)	1,053	(1,169)	(116)	250	924	1,174

Appendix 1 Income statement reconciliations (continued)

	Quarter ended
	30 June 2011			31 March 2011			30 June 2010
	Managed	Reallocation of one-off items	Statutory	Managed	Reallocation of one-off items	Statutory	Managed	Reallocation of one-off items	Statutory
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Operating profit/(loss)	818	(1,496)	(678)	1,053	(1,169)	(116)	250	924	1,174
Fair value of own debt (1)	339	(339)	-	(480)	480	-	619	(619)	-
Asset Protection Scheme credit default swap - fair value changes (2)	(168)	168	-	(469)	469	-	500	(500)	-
Payment Protection Insurance costs	(850)	850	-	-	-	-	-	-	-
Sovereign debt impairment	(733)	733	-	-	-	-	-	-	-
Amortisation of purchased intangible assets	(56)	56	-	(44)	44	-	(85)	85	-
Integration and restructuring costs	(208)	208	-	(145)	145	-	(254)	254	-
Gain on redemption of own debt	255	(255)	-	-	-	-	553	(553)	-
Strategic disposals	50	(50)	-	(23)	23	-	(411)	411	-
Bonus tax	(11)	11	-	(11)	11	-	(15)	15	-
RFS Holdings minority interest	(5)	5	-	3	(3)	-	17	(17)	-
Interest rate hedge adjustments on impaired available-for-sale Greek government bonds	(109)	109	-	-	-	-	-	-	-

(Loss)/profit before tax	(678)	-	(678)	(116)	-	(116)	1,174	-	1,174
Tax charge	(222)	-	(222)	(423)	-	(423)	(825)	-	(825)

(Loss)/profit from continuing operations	(900)	-	(900)	(539)	-	(539)	349	-	349
Profit/(loss) from discontinued operations, net of tax	21	-	21	10	-	10	(1,019)	-	(1,019)

Loss for the period	(879)	-	(879)	(529)	-	(529)	(670)	-	(670)
Non-controlling interests	(18)	-	(18)	1	-	1	946	-	946
Preference share and other dividends	-	-	-	-	-	-	(19)	-	(19)

(Loss)/profit attributable to ordinary and B shareholders	(897)	-	(897)	(528)	-	(528)	257	-	257

Notes:
(1)
Reallocation of £111 million (Q1 2011 - £186 million; Q2 2010 - £104 million) to income from trading activities and £228 million (Q1 2011 - £294 million; Q2 2010 - £515 million) to other operating income.

(2)	Reallocation to income from trading activities.

Appendix 1 Income statement reconciliations (continued)

	Half year ended
	30 June 2011			30 June 2010
	Managed	Reallocation of one-off items	Statutory	Managed	Reallocation of one-off items	Statutory
	£m	£m	£m	£m	£m	£m

Interest receivable	10,812	(7)	10,805	11,580	-	11,580
Interest payable	(4,277)	-	(4,277)	(4,362)	-	(4,362)

Net interest income	6,535	(7)	6,528	7,218	-	7,218

Fees and commissions receivable	3,342	-	3,342	4,097	7	4,104
Fees and commissions payable	(583)	-	(583)	(1,151)	-	(1,151)
Income from trading activities	2,694	(712)	1,982	3,727	149	3,876
Gain on redemption of own debt	-	255	255	-	553	553
Other operating income (excluding insurance premium income)	1,573	(40)	1,533	828	(35)	793
Insurance net premium income	2,239	-	2,239	2,567	-	2,567

Non-interest income	9,265	(497)	8,768	10,068	674	10,742

Total income	15,800	(504)	15,296	17,286	674	17,960

Staff costs	(4,419)	(190)	(4,609)	(4,731)	(323)	(5,054)
Premises and equipment	(1,119)	(54)	(1,173)	(1,044)	(38)	(1,082)
Other administrative expenses	(1,699)	(974)	(2,673)	(1,909)	(124)	(2,033)
Depreciation and amortisation	(776)	(101)	(877)	(849)	(152)	(1,001)

Operating expenses	(8,013)	(1,319)	(9,332)	(8,533)	(637)	(9,170)

Profit before other operating charges	7,787	(1,823)	5,964	8,753	37	8,790
Insurance net claims	(1,705)	-	(1,705)	(2,459)	-	(2,459)

Operating profit before impairment losses	6,082	(1,823)	4,259	6,294	37	6,331
Impairment losses	(4,211)	(842)	(5,053)	(5,162)	-	(5,162)

Operating profit/(loss)	1,871	(2,665)	(794)	1,132	37	1,169

Appendix 1 Income statement reconciliations (continued)

	Half year ended
	30 June 2011			30 June 2010
	Managed	Reallocation of one-off items	Statutory	Managed	Reallocation of one-off items	Statutory
	£m	£m	£m	£m	£m	£m

Operating profit/(loss)	1,871	(2,665)	(794)	1,132	37	1,169
Fair value of own debt (1)	(141)	141	-	450	(450)	-
Asset Protection Scheme credit default swap - fair value changes (2)	(637)	637	-	-	-	-
Payment Protection Insurance costs	(850)	850	-	-	-	-
Sovereign debt impairment	(733)	733	-	-	-	-
Amortisation of purchased intangible assets	(100)	100	-	(150)	150	-
Integration and restructuring costs	(353)	353	-	(422)	422	-
Gain on redemption of own debt	255	(255)	-	553	(553)	-
Strategic disposals	27	(27)	-	(358)	358	-
Bonus tax	(22)	22	-	(69)	69	-
RFS Holdings minority interest	(2)	2	-	33	(33)	-
Interest rate hedge adjustments on impaired available-for-sale Greek government bonds	(109)	109	-	-	-	-

(Loss)/profit before tax	(794)	-	(794)	1,169	-	1,169
Tax charge	(645)	-	(645)	(932)	-	(932)

(Loss)/profit from continuing operations	(1,439)	-	(1,439)	237	-	237
Profit/(loss) from discontinued operations, net of tax	31	-	31	(706)	-	(706)

Loss for the period	(1,408)	-	(1,408)	(469)	-	(469)
Non-controlling interests	(17)	-	(17)	602	-	602
Preference share and other dividends	-	-	-	(124)	-	(124)

(Loss)/profit attributable to ordinary and B shareholders	(1,425)	-	(1,425)	9	-	9

Notes:
(1)	Reallocation of £75 million (H1 2010 - £145 million) to income from trading activities and £66 million (H1 2010 - £305 million) to other operating income.
(2)	Reallocation to income from trading activities.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 5 August 2011

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary